UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

(Amendment No. 1)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Yuanshan Guo

Yiheng Capital, LLC

1 Montgomery St. Ste 3450

San Francisco, CA 94104

415 875 5603

With copies to:

Steven Liu, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

Suite 2101, Building C, Yintai Center

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, P.R.China

(86) 10 5680 3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL PARTNERS LP (“Yiheng I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

100,814,500 Ordinary Shares, all of which are owned directly by Yiheng I, except that Yiheng Capital, LLC (“Yiheng LLC”), the general partner of Yiheng I, may be deemed to have the sole voting power over these shares, and Mr. Yuanshan Guo (“Mr. Guo”), the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

100,814,500 Ordinary Shares, all of which are owned directly by Yiheng I, except that Yiheng LLC, the general partner of Yiheng I, may be deemed to have the sole dispositive power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,814,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL PARTNERS II, L.P. (“Yiheng II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

36,579,900 Ordinary Shares, all of which are owned directly by Yiheng II, except that Yiheng LLC, the general partner of Yiheng II, may be deemed to have the sole voting power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7
9

SOLE DISPOSITIVE POWER

36,579,900 Ordinary Shares, all of which are owned directly by Yiheng II, except that Yiheng LLC, the general partner of Yiheng I, may be deemed to have the sole dispositive power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,579,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

137,394,400 Ordinary Shares, of which 100,814,500 Ordinary Shares are directly owned by Yiheng I and 36,579,900 Ordinary Shares are directly owned by Yiheng II, except that Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

137,394,400 Ordinary Shares, of which 100,814,500 Ordinary Shares are directly owned by Yiheng I and 36,579,900 Ordinary Shares are directly owned by Yiheng II, except that Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,394,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YUANSHAN GUO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

137,394,400 Ordinary Shares, of which 100,814,500 Ordinary Shares are directly owned by Yiheng I and 36,579,900 Ordinary Shares are directly owned by Yiheng II. Mr. Guo is the managing member of Yiheng LLC, which is the general partner of Yiheng I and Yiheng II, and may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER 0 shares.
9

SOLE DISPOSITIVE POWER

137,394,400 Ordinary Shares, of which 100,814,500 Ordinary Shares are directly owned by Yiheng I and 36,579,900 Ordinary Shares are directly owned by Yiheng II. Mr. Guo is the managing member of Yiheng LLC, which is the general partner of Yiheng I and Yiheng II, and may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER 0 shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,394,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

Preamble

This Amendment No.1 (this “Amendment”) amends the Schedule 13D relating to the beneficial ownership of ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”) filed on July 31, 2013 by Yiheng Capital LLC, a Delaware limited liability company (“Yiheng LLC”), Yiheng Capital Partners LP, a Delaware limited partnership (“Yiheng I”), Yiheng Capital Partners II, L.P., a Delaware limited partnership (“Yiheng II”) and Mr. Yuanshan GUO, a citizen of the United States of America (“Mr. Guo”, collectively with Yiheng LLC, Yiheng I and Yiheng II, the “Reporting Persons”) (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons hold their securities of the Issuer for investment purposes.

In May 2013, the Issuer appointed a special committee of its board of directors (the “Special Committee”) to consider, among other things, a potential “going private” transaction (the “Proposed Transaction”) from an acquiring consortium (the “Consortium”) consisting of SC China Holding Limited (“Sequoia”), Ms. Na Lai Chiu, the Chairwoman of the board of directors of the Issuer (“Ms. Chiu”), Valuetrue Investments Limited (“Valuetrue”), a British Virgin Islands company wholly-owned by Ms. Chiu,

CUSIP No. 521168 104

Mr. Shing Yung Ma, the Chief Executive Officer of the Issuer (“Mr. Ma”), and Grow Grand Limited (“Grow Grand”), a British Virgin Islands company wholly-owned by Mr. Ma, as disclosed on a Form 6-K filed by the Issuer on May 22, 2013.

In connection with the Proposed Transaction, Sequoia, Ms. Chiu, Valuetrue, Mr. Ma and Grow Grand entered into a Consortium Agreement on March 21, 2013 (the “Consortium Agreement”), pursuant to which, the Consortium would cooperate in good faith to acquire all of the outstanding share capital of the Issuer through the Proposed Transaction other than those shares beneficially owned by the members of the Consortium or that will be rolled over by other shareholders in connection with the Proposed Transaction.

On March 18, 2014, Yiheng LLC, on behalf of funds managed and/or advised by it and its and their affiliates, including without limitation, Yiheng I and Yiheng II (collectively, “Yiheng”), together with Mr. Ma, Grow Grand, Ms. Chiu, Valuetrue and Sequoia entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things:

(i) the inclusion of Yiheng as a member of the Consortium in connection with the proposal to pursue the Transaction, including Yiheng’s agreement to roll over all Ordinary Shares which it owns (together with all Ordinary Shares owned by the other members of the Consortium, the “Shareholder Shares”), and to provide certain equity financing in connection with the Transaction; and

(ii) the extension of the exclusivity period to November 21, 2014 (unless the Restated Consortium Agreement is terminated prior to such date), during which members of the Consortium have agreed (a) to work exclusively with each other with respect to the Transaction, (b) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Restated Consortium Agreement, (c) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (d) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Restated Consortium Agreement are qualified in their entirety by reference to the Restated Consortium Agreement itself, which is attached hereto as an exhibit and incorporated by reference as if set forth in its entirety herein.

Item 5.	Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 2,198,845,700 Ordinary Shares outstanding as of June 30, 2013, based on information provided in the Form 20-F filed by the Issuer on October 24, 2013.

The Reporting Persons may be deemed to be a “group” with Mr. Ma, Grow Grand, Ms. Chiu, Valuetrue and Sequoia for purposes of Section 13(d) of the Act as a result of entering into the Restated Consortium Agreement. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Ma, Grow Grand, Ms. Chiu, Valuetrue and Sequoia. The Reporting Persons are only responsible for the information contained in this Amendment and assume no responsibility for information contained in any other Schedules 13D, including any amendments thereto, filed by Mr. Ma, Grow Grand, Ms. Chiu, Valuetrue or Sequoia.

(c) To the best knowledge of each of the Reporting Persons, except as described above under Item 3, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

CUSIP No. 521168 104

(d) Under certain circumstances set forth in the limited partnership agreements of Yiheng I and Yiheng II, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Reporting Person to which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, except for the information on the Restated Consortium Agreement as set forth under Items 4 and 5, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an exhibit to this Amendment:

Exhibit A	Amended and Restated Consortium Agreement by and among Ms. Chiu, Valuetrue, Mr. Ma, Grow Grand, Sequoia and Yiheng LLC, dated March 18, 2014.

CUSIP No. 521168 104

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 18, 2014

YIHENG CAPITAL PARTNERS LP, a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/ Yuanshan Guo

YIHENG CAPITAL PARTNERS II, L.P., a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Yuanshan Guo

YIHENG CAPITAL LLC, a Delaware Limited Liability Company

By:	/s/ Yuanshan Guo

YUANSHAN GUO

/s/ Yuanshan Guo